SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.     )*

rue21, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781295100

(CUSIP Number)

Robert Fisch

800 Commonwealth Drive

Warrendale, PA 15086

(724) 776-9780

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 781295100

1	NAMES OF REPORTING PERSONS Robert Fisch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,194,657
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,194,657
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

Mr. Fisch has owned over 5% of the beneficial ownership of the Issuer from the period prior to the Issuer becoming a reporting company on November 13, 2009 until December 31, 2012. Mr. Fisch originally reported his beneficial ownership on Schedule 13G and amendments thereto. As of December 31, 2012, Mr. Fisch ceased to be an owner of 5% of the outstanding shares of the Issuer. During 2013, Mr. Fisch acquired additional beneficial ownership by virtue of several previously issued stock options and restricted stock units which will vest within 60 days of the date which requires filing of this Schedule 13D. Mr. Fisch has acquired beneficial ownership of 18,324 shares underlying restricted stock units and stock options vesting on March 19, 2013 and 18,750 shares underlying stock options vesting on April 5, 2013 (the “2013 Acquisitions”).

Upon vesting, Mr. Fisch will have sole voting and dispositive power with respect to such shares, and such beneficial ownership, in conjunction with his prior holdings, is sufficient to make him the beneficial owner of 5% or more of the Issuer’s common stock.

Item 1.	Security and Issuer

This statement relates to the acquisition, through various equity compensation plans, of the common stock, par value $.001 per share, of rue21, inc. (the “Issuer”). The Issuer’s principal executive offices are located at 800 Commonwealth Drive, Warrendale, Pennsylvania, 15086.

Item 2.	Identity and Background

This Schedule 13D is being filed by Mr. Fisch, referred to herein as the “Reporting Person.” The Reporting Person’s principal business address is 800 Commonwealth Drive, Warrendale, Pennsylvania, and his primary occupation is as the President, Chairman of the Board, and Chief Executive Officer of the Issuer. The Reporting Person is a citizen of the United States of America. During the last five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

All of Mr. Fisch’s shares beneficially owned have been granted in consideration of his employment with the Issuer under its 2003 Amended and Restated Ownership Incentive Plan and 2009 Omnibus Incentive Plan.

Item 4.	Purpose of Transaction

The shares of Common Stock which relate to this transaction were previously issued to Mr. Fisch as compensatory equity awards under the Issuer’s active long-term equity compensation plan (the 2009 Omnibus Incentive Plan). The shares are held for investment purposes only and to align Mr. Fisch with other shareholders. These shares were not intended to and did not affect any change in the control of the Issuer.

Item 5.	Interest in Securities of the Issuer

The Reporting Person owns sole voting power and sole dispositive power with respect to 1,194,657 shares of the Issuer’s common stock, which includes 323,435 shares he has the right to acquire within 60 days. In the sixty (60) days prior to the filing date of this Schedule 13D, the Reporting Person sold 25,000 shares of common stock on the open market pursuant to a 10b5-1 trading plan on December 24, 2012, for an average price of $28.44 per share, in addition to the 2013 Acquisitions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Fisch is subject to an employment agreement, effective December 17, 2010, which requires him to hold shares of the Issuer (including all vested options to purchase shares) having a fair market value of not less than two (2) times his base salary and performance bonus target.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

No Exhibits to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Signature:	/s/ Robert Fisch
Name:	Robert Fisch
Title:	Chairman, President and Chief Executive Officer, rue21, inc.

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